

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Michael Poirier
Chief Executive Officer
Qualigen Therapeutics, Inc.
2042 Corte Del Nogal
Carlsbad, CA 92011

> **Re: Qualigen Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2023**
> **File No. 333-272623**

Dear Michael Poirier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note that you intend to name a placement agent for the offering. Please identify the name of the placement agent in your next amendment. Additionally, it does not appear that your exhibit index currently includes a placeholder for a Placement Agent Agreement. Please update your exhibit index to include your Placement Agent Agreement, or advise.

2. Please revise your disclosure to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including (i) the date that the offering will end, (ii) any minimum purchase requirements and (iii) any arrangements to place the funds in escrow.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wendy Grasso, Esq.